

July 3, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Preferred Units representing limited partner interests of CRESTWOOD EQUITY PARTNERS LP under the Exchange Act of 1934.

Sincerely,